Exhibit 99.3
The following table sets forth Deutsche Bank AG’s ratio of earnings to fixed charges for the periods:

	Nine months ended	Year Ended	Year Ended	Year Ended	Year Ended
	Sep 30, 2010	Dec 31, 2009	Dec 31, 2008	Dec 31, 2007	Dec 31, 2006
in € millions, except ratios

Earnings:
1. Income (loss) before income tax expense	3,268	5,202	(5,741)	8,749	8,339
2. Add: Fixed charges excluding capitalized interest (Line 10)	10,538	14,762	42,350	56,062	51,452
3. Less: Net income (loss) from equity method investments	(2,036)	59	46	353	419

4. Earnings including interest on deposits	15,842	19,905	36,563	64,458	59,372
5. Less: Interest on deposits	3,153	5,119	13,015	17,371	14,025

6. Earnings excluding interest on deposits	12,689	14,786	23,548	47,087	45,347

Fixed Charges:
7. Interest Expense	10,337	14,494	42,096	55,826	51,267
8. Estimated interest component of net rental expense	201	268	254	236	185
9. Amortization of debt issuance expense	—	—	—	—	—

10. Total fixed charges including interest on deposits and excluding capitalized interest	10,538	14,762	42,350	56,062	51,452
11. Add: Capitalized interest	—	—	—	—	—

12. Total fixed charges	10,538	14,762	42,350	56,062	51,452
13. Less: Interest on deposits (Line 5)	3,153	5,119	13,015	17,371	14,025

14. Fixed charges excluding interest on deposits	7,385	9,642	29,335	38,691	37,427

Consolidated Ratios of Earnings to Fixed Charges:
Including interest on deposits (Line 4/Line 12)	1.50	1.35	0.86	1.15	1.15

Excluding interest on deposits (Line 6/Line 14)	1.72	1.53	0.80	1.22	1.21

For purposes of calculating the ratio of earnings to fixed charges, earnings consist of income (loss) before income tax expense, less net income (loss) from equity method investments plus fixed charges. Fixed charges for these purposes consist of interest expense and a portion of rentals, reflecting one-third of net rental expense, deemed representative of the interest component of the rental expense. These ratios are presented both including and excluding interest on deposits.
For the year ended December 31, 2008, earnings did not cover fixed charges by € 5,787 million, both including and excluding interest on deposits, as a result of a loss before income tax expense recorded during the year.